     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 2, 1997

                                                    REGISTRATION NO. 333-
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                              -------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              -------------------

                           HMT TECHNOLOGY CORPORATION
             (Exact name of registrant as specified in its charter)

           DELAWARE                                  94-3084354
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
incorporation or organization)

                              -------------------

                                1055 PAGE AVENUE
                           FREMONT, CALIFORNIA 94538
                                 (510) 683-6000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               RONALD L. SCHAUER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           HMT TECHNOLOGY CORPORATION
                                1055 PAGE AVENUE
                           FREMONT, CALIFORNIA 94538
                                 (510) 683-6000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                              -------------------

                                   COPIES TO:
                              JAMES C. KITCH, ESQ.
                               COOLEY GODWARD LLP
                             FIVE PALO ALTO SQUARE
                              3000 EL CAMINO REAL
                          PALO ALTO, CALIFORNIA 94706
                                 (415) 843-5000

                              -------------------

        Approximate date of commencement of proposed sale to the public:
   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                              -------------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=========================================================================================================
    Title of Class of                         Proposed Maximum      Proposed Maximum
     Securities to be       Amount to be     Offering Price Per    Aggregate Offering       Amount of
        Registered           Registered          Security(1)            Price (1)        Registration Fee
---------------------------------------------------------------------------------------------------------
5 3/4% Convertible          $230,000,000            85.0%              $195,500,000          $59,243
Subordinated Notes Due
2004
---------------------------------------------------------------------------------------------------------
Common Stock, par value          (2)                 (2)                   (2)                 None
$.001 per share(2)
=========================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) and 457(i) of the Securities Act of 1933.

(2) Such indeterminate number of shares of Common Stock as shall be issuable upon conversion of the Convertible Notes being registered hereunder. No additional consideration will be received for the Common Stock and therefore no registration fee is required pursuant to Rule 457(i).

================================================================================

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



                   SUBJECT TO COMPLETION, DATED APRIL 2, 1997

PROSPECTUS

                                  $230,000,000
                 5 3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2004
                                      AND
            SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION THEREOF


                                   [HMT LOGO]

                              -------------------

         This Prospectus covers the resale from time to time by the holders (the "Selling Securityholders") of up to $230,000,000 aggregate principal amount of 5 3/4% Convertible Subordinated Notes due 2004 (the "Convertible Notes") of HMT Technology Corporation (the "Company"). This Prospectus also covers sales by the Selling Securityholders from time to time of shares of common stock, par value $.001 (the "Common Stock") of the Company into which the Convertible Notes are convertible (the "Conversion Shares").

         The Convertible Notes will mature on January 15, 2004. Interest on the Convertible Notes will be paid semiannually on January 15 and July 15 of each year, commencing July 15, 1997. The Convertible Notes are convertible, at the option of the holder thereof, at any time after 90 days following the last date of original issuance thereof (January 27, 1997) and prior to maturity, unless previously redeemed or repurchased, into up to 9,684,210 shares of Common Stock of the Company (the "Common Stock"), at an initial conversion price of $23.75 per share (equivalent to a conversion rate of approximately
42.1053 shares per $1,000 principal amount of Convertible Notes), subject to adjustment in certain events (the "Conversion Rate").

         The Convertible Notes are redeemable, in whole or in part, at the option of the Company, at any time on and after January 20, 2000, at the redemption prices set forth herein together with accrued interest. The Convertible Notes do not provide for any sinking fund. Upon a Designated Event (as defined), holders of the Convertible Notes will have the right, subject to certain restrictions and conditions, to require the Company to purchase all or any part of the Convertible Notes at a purchase price equal to 101% of the principal amount thereof together with accrued and unpaid interest to the date of purchase. See "Description of Convertible Notes -- Repurchase at the Option of Holders."

         The Convertible Notes are unsecured obligations of the Company and are subordinate in right of payment to all existing and future Senior Debt (as defined) of the Company. The Convertible Notes also are structurally subordinated to all liabilities of subsidiaries of the Company. As of January 31, 1997, the Company had approximately $5.8 million of indebtedness outstanding that constituted Senior Debt. See "Description of Convertible Notes."

         The Convertible Notes were originally issued by the Company on January 21, 1997 and January 27, 1997, to Salomon Brothers Inc, Alex. Brown & Sons Incorporated, Hambrecht & Quist LLC and Robertson, Stephens & Company LLC (the "Initial Purchasers"), pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Section 4(2) and Rule 144A thereof, as part of their sale in a private placement to qualified institutional buyers or other accredited investors in transactions exempt from registration under the Securities Act, and in sales outside the United States within the meaning of Regulation S under the Act.

         The Selling Securityholders, directly or through agents, broker-dealers or underwriters, may sell the Convertible Notes or the Conversion Shares offered hereby from time to time on terms to be determined at the time of sale. Such Convertible Notes or Conversion Shares may be sold at market prices prevailing at the time of sale or at negotiated prices. The Selling Securityholders and any agents, broker- dealers or underwriters that participate in the distribution of the Convertible Notes or Conversion Shares may be deemed to be "underwriters" within the meaning of the Act, and any commission received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting discounts or commissions under the Act. The Company will not receive any proceeds from the sale of Convertible Notes or Conversion Shares by the Selling Securityholders. See "Selling Securityholders" and "Plan of Distribution."

         Prior to the registration of the Convertible Notes under the registration statement of which this Prospectus is a part (the "Registration Statement"), the Convertible Notes have been eligible for trading in The Portal Market. Prior to this offering there has been no public market for the Convertible Notes. The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "HMTT." The last reported sales price of the Company's Common Stock on the Nasdaq National Market on March 31, 1997 was $12.25 per share.

                              -------------------

         SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS FOR CERTAIN INFORMATION RELATED TO THE SALE OF THE CONVERTIBLE NOTES.

                              -------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

Expenses of preparing and filing the Registration Statement to which this Prospectus relates and all post-effective amendments will be borne by the Company. No underwriting commissions or discounts will be paid by the Company in connection with this offering. Estimated expenses payable by the Company in connection with this offering are approximately $200,000. The aggregate proceeds to the Selling Securityholders from the Convertible Notes or Conversion Shares will be the purchase price of the Convertible Notes or Conversion Shares sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne the Company. See "Plan of Distribution."

         The Company has agreed to indemnify the Selling Securityholders and certain other persons against certain liabilities, including liabilities under the Act. See "Plan of Distribution."


                  The date of this Prospectus is ________ __, 1997

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such web site is http://www.sec.gov. The Company's Common Stock is listed on the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006, and reports, proxy statements and other information concerning the Company can be inspected at said office.

         A registration statement on Form S-3 with respect to the Notes and Conversion Shares offered hereby (together with all amendments and exhibits, the "Registration Statement") has been filed with the Commission under the Act. This Prospectus does not contain all of the information contained in such Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Convertible Notes and Conversion Shares offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any contract or any other documents are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits thereto, may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C., 20549, upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission (File No. 0-27586) pursuant to the Exchange Act are incorporated herein by reference:

         1. The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996.

         2. The Company's Proxy Statement for its 1996 Annual Meeting of Stockholders, dated August 22, 1996 (other than the portions thereof not deemed filed with the Commission).

         3. The Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1996, September 30, 1996 and December 31, 1996.

         4. The Company's Registration Statement on Form 8-A filed with the Commission on January 19, 1996.

         5. The Company's Report on Form 8-K, dated January 21, 1997, filed with the Commission on February 6, 1997, as amended by Form 8-K/A filed with the Commission on March 11, 1997.

         In addition, all reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15 of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that is also or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to HMT Technology Corporation,
Attn: Investor Relations, 1055 Page Avenue, Fremont, California 94538, telephone number: (510) 683- 6000.

                              ____________________





                                       2.

                                  THE COMPANY

         HMT Technology Corporation is an independent supplier of high-performance thin film disks for high-end, high-capacity hard disk drives, which in turn are used in high-end PCs, network servers and workstations. HMT was incorporated in Delaware in 1988 as a subsidiary of Hitachi Metals, Ltd. to acquire certain assets and certain liabilities of the thin film division of Xidex Corporation, which had been producing thin film disks since 1983. Since completing the acquisition, the Company has continued to supply thin film disks to manufacturers of hard disk drives. As used in this Prospectus, unless otherwise indicated, the terms "Company" and "HMT" refer to HMT Technology Corporation, a Delaware corporation, and its subsidiary. The Company's principal offices are located at 1055 Page Avenue, Fremont, California 94538, and its telephone number is (510) 490-3100.

                                  RISK FACTORS

         This Prospectus and documents incorporated by reference in this Prospectus include forward-looking statements which involve risks and uncertainties. Actual results of the Company's activities may differ significantly from the results anticipated in such forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those factors identified below and under the caption "Risk Factors" in documents incorporated herein by reference. In addition to the other information in this Prospectus, prospective investors should consider the following factors, together with the information and financial data included or incorporated by reference in this Prospectus, before purchasing any Notes or Conversion Shares offered hereby.

FLUCTUATIONS IN OPERATING RESULTS

         The Company's operating results historically have been, and may continue to be, subject to significant quarterly and annual fluctuations. As a result, the Company's operating results in any quarter may not be indicative of its future performance. Factors affecting operating results include: market acceptance of new products; timing of significant orders; changes in pricing by the Company or its competitors; timing of product announcements and product transitions by the Company, its customers or its competitors; order cancellations, modifications and quantity adjustments and shipment reschedulings; changes in product mix; manufacturing yields; the level of utilization of the Company's production capacity; increases in production and engineering costs associated with initial manufacture of new products; and changes in the cost of or limitations on the availability of materials. The impact of these and other factors on the Company's revenues and operating results in any future period cannot be forecasted with certainty. The Company's expense levels are based, in part, on its expectations as to future revenues. Because the Company's sales are generally made pursuant to purchase orders that are subject to cancellation, modification, quantity reduction or rescheduling on short notice and without significant penalties, the Company's backlog as of any particular date may not be indicative of sales for any future period, and such changes could cause the Company's net sales to fall below expected levels. If revenue levels are below expectations, operating results are likely to be materially adversely affected. Net income, if any, and gross margins may be disproportionately affected by a reduction in net sales because a proportionately smaller amount of the Company's expenses varies with its revenues.

         The Company derives substantially all of its net sales from the sale of thin film disks to a small number of customers. The Company typically supplies disks in volume for a limited number of disk drive products at any one time, and these products have an extremely short life cycle. Due to the rapid technological change and frequent development of new disk drive products, it is common in the industry for the relative mix of customers and products to change rapidly, even from quarter to quarter. Generally, new products have higher average selling prices than more mature products. Therefore, the Company's ability to introduce new products in a timely fashion is an important factor in its continued success. Moreover, manufacturing yields and production capacity utilization impact the Company's operating results. New products often have lower manufacturing yields and are produced in lower quantities than more mature products. Manufacturing yields generally improve as the product matures and production volumes increase. Manufacturing yields also vary depending on the complexity and uniqueness of product specifications. The ability to adjust manufacturing procedures to reduce costs and improve manufacturing yields and productivity during a product's life is limited, and many adjustments can only be implemented in connection with new product introductions or upgrades. Small variations in manufacturing yields and productivity can have a significant impact on operating results. Furthermore, because the thin film disk industry is capital intensive and requires a high level of fixed costs, operating results are also extremely sensitive to changes in volume. Substantial advance planning and commitment of financial and other resources is necessary for expansion of manufacturing capacity, while the Company's sales are generally made pursuant to purchase orders that are subject to cancellation, modification, quantity reduction or rescheduling without significant penalties. The impact of any of the foregoing factors could have a material adverse effect on the Company's business, operating results and financial condition.





                                       3.

DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; LENGTHY SALES CYCLE

         During fiscal 1996, the Company shipped most of its thin film disks to three customers: Maxtor Corporation ("Maxtor"), Western Digital Corporation ("Western Digital") and Micropolis Corporation ("Micropolis"). Aggregate shipments to Maxtor, Western Digital and Micropolis represented 40.5%, 35.8% and 9.1%, respectively, of net sales in fiscal 1996. During the last nine months ending December 31, 1996, aggregate shipments to Maxtor, Western Digital and Micropolis represented 44.5%, 11.8% and 9.1%, respectively, of net sales. Additionally, aggregate shipments to customers Samsung and Iomega Corporation represented 15.7% and 11.6%, respectively, of net sales during the last nine months ending December 31, 1996. There are a relatively small number of disk drive manufacturers, and the Company expects that its dependence on a few customers will continue in the future. Loss of or a reduction in orders from one or more of the Company's customers could result in a substantial reduction in net sales and operating results. For example, due to lower than anticipated shipments to a customer, revenue and operating results for the quarter ended December 31, 1996 were below those of the preceding quarter. Because many of the Company's expense levels are based, in part, on its expectations as to future revenues, decreases in net sales may result in a disproportionately greater negative impact on operating results. The Company's success will therefore depend on the success of its key customers. For example, in fiscal 1994 the Company's operating results were adversely affected by operating difficulties experienced by the Company's then largest customer. One or more of the Company's customers could develop or expand their ability to produce thin film disks internally and, as a result, could reduce the level of purchases or cease purchasing from the Company or could sell thin film disks in competition with the Company. For example, one of the Company's customers, Western Digital, manufactures thin film disks for its own use and an affiliate of another customer, Maxtor, has announced plans to do so. There has also been a trend toward consolidation in the disk drive industry, which the Company expects to continue. For example, in February 1996, two leading disk drive manufacturers, Seagate Technology, Inc. ("Seagate") and Conner Peripherals, Inc., combined to form the world's largest disk drive manufacturing company. In addition, during the second calendar quarter of 1996, Hewlett-Packard announced its intentions to exit the disk drive business. Also, due to cessation of its high-end manufacturing operations, Quantum's high-end products are now being made by Matsushita Kotobuki Electronics Industries ("MKE"). If any of the Company's customers or competitors were to combine and reduce suppliers and competitive product lines, the Company's business, operating results and financial condition could be materially adversely affected.

         The Company has generally sold its products to customers pursuant to purchase orders and similar short-term arrangements. In June 1996, the Company entered into a long-term supply agreement with Maxtor covering the supply of disks to Maxtor over the next five years. While this agreement contemplates a significant increase in the purchases of disks by Maxtor from current levels, it is subject to a number of conditions and qualifications; and there can be no assurance that Maxtor will in fact remain a significant customer during the term of the agreement.

         Qualifying thin film disks for incorporation into a new disk drive product requires the Company to work extensively with the customer and the customer's other suppliers to meet product specifications. Therefore, customers often require a significant number of product presentations and demonstrations, as well as substantial interaction with the Company's senior management, before making a purchasing decision. Accordingly, the Company's products typically have a lengthy sales cycle, which can range from six to 12 months, during which the Company may expend substantial financial resources and management time and effort with no assurance that a sale will result.

EXPANSION OF CAPACITY

         Because the Company has been operating at close to full capacity, growth, if any, in the Company's net sales depends on the successful expansion by the Company of its manufacturing capacity. The Company has recently constructed a new 120,000 square foot production facility at its Fremont, California site, in which it plans to install up to 16 additional production scale sputtering lines. The Company recently initiated production in this new facility in early calendar 1997. In addition, the Company is in the final stages of an expansion of its facility in Eugene, Oregon to increase the production of aluminum substrates, and has commenced volume production of nickel-plated and polished substrates at that site. The Company currently expects to spend in excess of $200 million during calendar 1997 for expansion of production capacity, a substantial majority of which will be spent on the Company's Fremont, California facility. Any delay in the completion of any of these expansion programs could have a material adverse effect on the Company's business, results of operations and financial condition.





                                       4.

INTENSE COMPETITION

         The market for the Company's products is highly competitive, and the Company expects competition to continue in the future. Certain of the Company's competitors have significantly greater financial, technical and marketing resources than the Company. There can be no assurance that in the future the Company will be able to develop and manufacture products on a timely basis with the quality and features necessary in order to remain competitive. Competitors in the thin film disk industry fall into three groups: U.S. non-captive manufacturers, Japan-based manufacturers and U.S. captive manufacturers. Historically, each of these groups has supplied approximately one-third of the worldwide thin film disk unit output. The Company's primary U.S. non-captive competitors are Akashic Memories Corporation, a subsidiary of Kubota, Inc., Komag, Incorporated ("Komag") and StorMedia Incorporated. Japan-based competitors include Fuji Electric Company, Ltd., Mitsubishi Kasei Corporation, Showa Denko K.K. and Hoya Corporation. In addition, U.S. captive manufacturers, which include certain computer manufacturers, as well as disk drive manufacturers such as Seagate, Western Digital and an affiliate of Maxtor, manufacture disks or plan to manufacture disks for their internal use as part of their vertical integration programs. These companies could increase their internal production and reduce or cease purchasing from independent disk suppliers such as the Company. In the event of an oversupply of disks, these customers are likely to utilize their internal capacity prior to purchasing disks from independent suppliers such as the Company. Moreover, while captive manufacturers have, to date, sold only nominal quantities of thin film disks in the open market, there can be no assurance that such companies will not in the future do so in direct competition with the Company. Furthermore, there can be no assurance that other current and potential customers will not acquire or develop capacity to produce thin film disks for internal use. Any such changes could have a material adverse effect on the Company's business, operating results and financial condition. Announcement or implementation of any of the following by the Company's competitors could have a material adverse effect on the Company's business, operating results and financial condition: changes in pricing, product introductions, increases in production capacity, changes in product mix and technological innovation. Specifically, the thin film disk industry is characterized by intense price competition. The Company has experienced pricing pressures in the past, and there can be no assurance that the Company will not experience increased price competition in the future. Pricing pressure has included, and may in the future include, demands for discounts, long-term supply commitments and extended payment terms. Any increase in price competition could have a material adverse effect on the Company's business, operating results and financial condition.

         The Company and certain of its competitors are currently engaged in substantial efforts to increase disk manufacturing capacity in light of the apparent imbalance between current levels of demand for disks and existing industry capacity. These efforts should result in significant additional capacity in the industry within the next one to two years. To the extent that these efforts result in industry capacity in excess of levels of demand, the Company could experience increased levels of competition, which could have a material adverse effect on the Company's business, operating results and financial condition.

MANAGEMENT OF GROWTH

         The Company has experienced a period of rapid expansion in its operations that has placed, and may continue to place, a significant strain on the Company's management and other resources. In addition, through November 1995, some managerial functions were performed by Hitachi Metals, Ltd., and the Company has only recently added resources necessary to enable it to operate as an independent company. The Company's status as a public company since its March 1996 initial public offering has placed additional demands on the Company's management, including its finance and accounting organization. The Company's ability to manage its operations effectively will require it to continue to improve its operational, financial and management information systems, and to train, motivate and manage its employees. If the Company's management is unable to manage its operations effectively, the Company's business, operating results and financial condition could be adversely affected.

DEPENDENCE ON INTENSELY COMPETITIVE AND CYCLICAL HARD DISK DRIVE INDUSTRY

         The Company's operating results are dependent on current and anticipated demand for high-end, high-capacity hard disk drives, which in turn depend on the demand for high-end PCs, network servers and workstations. The disk drive industry is cyclical and historically has experienced periods of oversupply and reduced production levels, resulting in significantly reduced demand for thin film disks, as well as pricing pressures. The effect of these cycles on suppliers, including thin film disk manufacturers, has been magnified by hard disk drive manufacturers' practice of ordering components, including thin film disks, in excess of their needs during periods of rapid growth, which increases the severity of the drop in the demand for components during periods of reduced growth or contraction. In recent years, the disk drive industry has experienced significant growth, providing the Company with





                                       5.

the opportunity to expand its capacity. There can be no assurance that such growth will continue, that the level of demand will not decline, or that future demand will be sufficient to support existing and future capacity. A decline in demand for hard disk drives would have a material adverse effect on the Company's business, operating results and financial condition. Additionally, the hard disk drive industry is intensely competitive, and, in the past, some disk drive manufacturers have experienced substantial financial difficulties. To date, the Company has not incurred significant bad debt expense. However, there can be no assurance that the Company will not face greater difficulty in collecting receivables or be required to offer more liberal payment terms in the future, particularly in a period of reduced demand. Any failure to collect or delay in collecting receivables could have a material adverse effect on the Company's business, operating results and financial condition.

RAPID TECHNOLOGICAL CHANGE

         The thin film disk industry has been characterized by rapid technological development and short product life cycles. Product life cycles typically range from nine to twelve months. As a result, the Company must continually anticipate, and adapt its products to meet, demand for increased storage capacity. Although the Company is continually developing new products and production techniques, there can be no assurance that the Company will be able to anticipate technological advances in disk drives and develop products incorporating such advances in a timely manner or to compete effectively against its competitors' new products. In addition, there can be no assurance that customers will certify the Company's products for inclusion in new disk drive products. The Company anticipates continued changes in the requirements of the disk drive industry and thin film disk manufacturing technologies, and there can be no assurance that the future technological innovations will not reduce demand for thin film disks. The Company's business, operating results and financial condition will be materially adversely affected if the Company's efforts are not successful, if the technologies that the Company has chosen not to develop prove to be competitive alternatives or if any trend develops toward technology that would replace thin film disks as a storage medium.

DEPENDENCE ON SUPPLIERS

         The Company relies on a limited number of suppliers for many materials used in its manufacturing processes, including aluminum blanks, substrates, texturizers, plating chemicals, abrasive tapes and slurries, certifier heads, sputter targets and certain other materials. In general, the Company seeks to have two or three suppliers for its requirements; however, there can be no assurance that the Company can secure more than one source for all of its materials requirements in the future or that its suppliers will be able to meet the Company's requirements on a timely basis or on acceptable terms. Shortages have occurred in the past and there can be no assurance that shortages will not occur in the future, or that materials will be available without longer lead times. Moreover, changing suppliers for certain materials, such as lube or buffing tape, would require that the product be requalified with each customer. Requalification could prevent an early design-in, or could prevent or delay continued participation in disk drive programs for which the Company's products have been qualified. In addition, long lead times are required to obtain many materials. Regardless of whether these materials are available from established or new sources of supply, these lead times could impede the Company's ability to quickly respond to changes in demand and product requirements. Furthermore, a significant increase in the price of one or more of these materials could adversely affect the Company's business, operating results and financial condition. In addition, there are only a limited number of providers for thin film disk manufacturing equipment, such as sputtering machines, glide testers and certifiers, and ordering additional equipment for replacement or expansion requires long lead times, limiting the rate and flexibility of capacity expansion. Any limitations on, or delays in, the supply of materials or equipment could disrupt the Company's production volume and could have a material adverse effect on the Company's business, operating results and financial condition.

         While the Company has implemented procedures to monitor the quality of the materials received from its suppliers, there can be no assurance that materials will meet the Company's specifications and will not adversely impact manufacturing yields or cause other production problems. Minor variations from the Company's specifications could have a disproportionately adverse impact on manufacturing yields. For example, in the quarter ended March 31, 1995, the Company's operating results were materially adversely affected by chlorine contamination of its thin film disk products that it believes resulted from chlorine contamination of disk carriers provided by one of its suppliers.

NEED FOR ADDITIONAL FINANCING

         The disk media business is capital intensive, and the Company believes that in order to remain competitive, it will need significant additional financing resources over the next several years for capital expenditures, working





                                       6.

capital, and research and development. Among other things, the Company's customers prefer suppliers that can meet a substantial portion of their volume requirements, so the Company will need to expand its manufacturing capacity to remain competitive. The Company currently expects to spend in excess of $200 million on capital expenditures directed toward expansion of production capacity during calendar 1997. The Company believes that it will be able to fund planned expenditures for at least the next twelve months from a combination of funds available under its revolving credit facility, cash flow from operations and existing cash balances. If it were to accelerate or increase the scope of its facilities expansion, the Company could require additional capital prior to that time. As of January 31, 1997, the Company had approximately $29.1 million from the exercise of the Initial Purchasers' over-allotment option and approximately $99.0 million in working capital, including approximately $47.1 million in cash and cash equivalents. In addition, the Company's operations generated cash flow of $50.4 million during the year ended March 31, 1996, and $51.6 million during the nine months ended December 31, 1996.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

         Although the Company attempts to protect its intellectual property rights through patents, copyrights, trade secrets and other measures, there can be no assurance that the Company will be able to protect its technology adequately or that competitors will not be able to develop similar technology independently. Patents may not be issued with respect to the Company's pending patent applications, and its issued patents may not be sufficiently broad to protect the Company's technology. No assurance can be given that any patent issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide adequate protection to the Company's products. In addition, the Company has only limited patent rights outside the United States, and the laws of certain foreign countries may not protect the Company's intellectual property rights to the same extent as do the laws of the United States.

         The Company may from time to time be notified by third parties that it may be infringing patents owned by such third parties. If necessary, the Company may have to seek a license under such patent or modify its products and processes in order to avoid infringement of such patents. There can be no assurance that such a license would be available on acceptable terms, if at all, or that the Company could so avoid infringement of such patents, in which case the Company's business, operating results and financial condition could be materially adversely affected.

         The Company has been contacted by Virgil L. Hedgcoth concerning the use of certain disk preparation techniques allegedly patented by Mr. Hedgcoth (the "Hedgcoth Patents"). Based on its review of the Hedgcoth Patents, the Company believes that it is not infringing any claims of the Hedgcoth Patents that would be found valid if contested in court. Mr. Hedgcoth has informed the Company that he disagrees with its position, and he has filed and served an action against the Company. The Company intends to defend any such action vigorously. The Company does not believe that Mr. Hedgcoth's claims or any litigation he may pursue would have a material adverse effect on the Company's business, operating results or financial condition.

         Litigation may be necessary to enforce the Company's patents, copyrights or other intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or claims for indemnification resulting from infringement claims by third parties. Such litigation, even if successful, could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE ON KEY PERSONNEL

         The Company's future operating results depend in significant part upon the continued contributions of its officers and personnel, many of whom would be difficult to replace. The Company does not have employment agreements with any employee. The loss of its officers or other key personnel, who are critical to the Company's success, could have a material adverse effect on the business, operating results and financial condition of the Company. In addition, the Company's future operating results depend in part upon its ability to attract, train, retain and motivate other qualified management, technical, manufacturing, sales and support personnel for its operations. Competition for such personnel is intense, especially since many of the Company's competitors are located near the Company's facilities in Fremont, California. Among the competitive factors in attracting personnel are compensation and benefits, equity incentives and geographic location. There can be no assurance that the Company will be successful in attracting or retaining such personnel. The loss of the services of existing personnel as well as the failure to recruit additional personnel could materially adversely effect the Company's business, operating results and financial condition.





                                       7.

DEPENDENCE ON FREMONT MANUFACTURING FACILITIES; ENVIRONMENTAL ISSUES

         The Company's Fremont facilities, which currently account for all of its finished products, are located near major earthquake faults. Disruption of operations for any reason, including power failures, work stoppages or natural disasters such as fire, floods or earthquakes, would cause delays in, or an interruption of, production and shipment of products, which could materially adversely affect the Company's business, operating results and financial condition.

         The Company's operations and manufacturing processes are subject to certain environmental laws and regulations, which govern the Company's use, handling, storage, transportation, disposal, emission and discharge of hazardous materials and wastes, the pre-treatment and discharge of process waste waters and its emission of air pollutants. The Company has from time to time been notified of minor violations of environmental laws and regulations. These violations have been corrected in all material respects without undue expense. Environmental laws and regulations, however, may become more stringent over time, and there can be no assurance that the Company's failure to comply with either present or future laws or regulations, which may become more stringent, would not subject the Company to significant compliance expenses, production suspension or delay, restrictions on expansion or the acquisition of costly equipment.

RISKS OF INTERNATIONAL SALES

         In fiscal 1995 and 1996, substantially all of the Company's net sales consisted of products delivered to customers in Asia, primarily foreign subsidiaries of U.S. companies, and the Company anticipates that the substantial majority of its products will be delivered to customers outside of the United States for the foreseeable future. Accordingly, the Company's operating results are subject to the risks of doing business in foreign jurisdictions, including compliance with, or changes in, the law and regulatory requirements of foreign jurisdictions, local content rules, taxes, tariffs or other barriers, and transportation delays and other interruptions. Although presently all of the Company's sales are made in U.S. dollars, there can be no assurance that future international sales will not be denominated in foreign currency.

CONTROL BY EXISTING STOCKHOLDERS AND ANTI-TAKEOVER EFFECTS

         Based on shares outstanding at December 31, 1996, directors, officers and holders of 5% or more of the outstanding shares of Common Stock of the Company owned approximately 54% of the outstanding shares of Common Stock (53% assuming exercise of all outstanding options and warrants to purchase Common Stock). As a result, the directors, officers and holders of 5% or more of the outstanding shares of the Company's Common Stock, acting together, will have the ability to elect all of the Company's directors and control most corporate actions. Certain provisions of the Company's Amended and Restated Certificate of Incorporation, Bylaws and Delaware law, including the provisions of Section 203 of the Delaware General Corporation Law, which restrict the ability of a substantial stockholder to acquire the Company, may also discourage certain transactions involving a change in control of the Company. In addition to the foregoing, the ability of the Board of Directors to issue "blank check" preferred stock without further stockholder approval could have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Capital Stock."

SUBORDINATION AND ABSENCE OF FINANCIAL COVENANTS

         The Convertible Notes are unsecured and subordinated in right of payment in full to all existing and future Senior Debt of the Company. As a result of such subordination, in the event of any insolvency of the Company, the assets of the Company will be available to satisfy obligations on the Convertible Notes only after all Senior Debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Convertible Notes then outstanding. The Indenture does not prohibit or limit the incurrence of Senior Debt or the incurrence of other indebtedness and other liabilities by the Company, and the incurrence of additional indebtedness and other liabilities by the Company could adversely affect the Company's ability to satisfy its obligations on the Convertible Notes. As of January 31, 1997, the Company had approximately $5.8 million of outstanding indebtedness that constituted Senior Debt. The Company anticipates that from time to time it will incur additional indebtedness, including Senior Debt. Moreover, the cash flow and consequent ability of the Company to service debt, including the Convertible Notes, may become dependent in part upon the earnings from the business conducted by the Company through subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to the Company. See "Description of Convertible Notes -- Subordination of Convertible Notes."





                                       8.

         The Indenture does not contain any financial performance covenants. Consequently, the Company is not required under the Indenture to meet any financial tests such as those that measure the Company's working capital, interest coverage, fixed charge coverage or net worth in order to maintain compliance with the terms of the Indenture.

LIMITATIONS ON REPURCHASE UPON A DESIGNATED EVENT

         If a Designated Event were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Convertible Notes tendered by holders thereof. The Company's credit agreement with respect to its senior bank revolving credit facility prohibits the Company from repurchasing any Convertible Notes, which would constitute an event of default under such credit agreement. Any future credit agreements or other agreements relating to other indebtedness (including other Senior Debt) to which the Company becomes a party may contain similar restrictions and provisions. If the Company does not obtain a consent to any repurchase of the Convertible Notes upon a Designated Event, the Company would remain prohibited from repurchasing the Convertible Notes. Any failure by the Company to repurchase the Convertible Notes when required following a Designated Event would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Debt of the Company. Moreover, the occurrence of a Designated Event may cause an event of default under Senior Debt of the Company. As a result, in each case, any repurchase of the Convertible Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Debt is paid in full. See "Description of Convertible Notes -- Repurchase at the Option of Holders."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

         Sales of substantial amounts of the Company's Common Stock in the public market after the Offering could adversely affect the market price of the Company's Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. Based on beneficial ownership of Common Stock as set forth under "Principal Stockholders" and "Leveraged Recapitalization," executive officers, directors and certain stockholders holding an aggregate of 28,290,926 shares of Common Stock have entered into lockup agreements with the Initial Purchasers (the "Lockup Agreements") pursuant to which shares may not be offered, sold or otherwise disposed of without the prior written consent of Salomon Brothers Inc until April 15, 1997. Upon expiration of the Lockup Agreements, 3,392,596 of such shares will be available for immediate sale pursuant to Rule 144 and Rule 701, and 3,136,098 of such shares will be subject to rights of repurchase that expire at various dates through December 2004 pursuant to monthly vesting (or in some cases earlier upon the achievement of certain performance goals) and may not be resold until such rights expire. The remaining approximately 21,968,057 shares covered by the Lockup Agreements are "restricted" shares within the meaning of Rule 144 adopted under the Securities Act (the "Restricted Shares"). Such shares will be eligible for sale pursuant to Rule 144 upon the expiration of a two-year holding period from the date such shares were acquired (November 30, 1995), subject to certain volume limitations under Rule 144. Upon effectiveness of amendments to the Rule 144 holding period on April 29, 1997, which reduce the holding period from two years to one year, such shares shall be immediately available for resale pursuant to Rule 144, subject to certain volume limitations under Rule 144. The Holders of the Restricted Shares also have the right to require the Company to register such shares for sale to the public under agreements with the Company. In January 1997, the Company received Notices to Register Securities from two warrant holders pursuant to that certain Warrant Purchase Agreement, dated as of November 30, 1995 (the "Warrant Purchase Agreement"), by and among the Company, The First National Bank of Boston ("FNBB") and Banque Paribas. Pursuant to
Section 7.02(b)(vi) of the Warrant Purchase Agreement, the Board of Directors of the Company made a good faith judgment that a registration pursuant to FNBB and Banque Paribas' requests would be detrimental to the Company and that it is in the best interests of the Company and its stockholders to defer the filing of such registration statement for 90 days. See "Description of Capital Stock -- Registration Rights." Certain stockholders have indicated that they may exercise their registration rights following the expiration of the Lockup Agreements.

         The Company has registered under the Securities Act an aggregate of 7,312,029 shares of Common Stock reserved for issuance under the Company's 1995 Management Stock Option Plan, 1995 Stock Option Plan, 1996 Equity Incentive Plan, 1996 Non-Employee Directors' Stock Option Plan and Employee Stock Purchase Plan (collectively, the "Stock Plans"), thus permitting the sale of such shares by non-affiliates in the public market without restriction under the Securities Act. The shares registered include shares issuable upon exercise of options to purchase 12,553,614 shares that were issued and outstanding at February 28, 1997, of which options to purchase approximately 5,811,110 shares were exercisable and immediately saleable. The remainder of these shares will become exercisable and saleable at various dates through December 1999 pursuant to monthly vesting.





                                       9.

LIMITED PUBLIC MARKET FOR THE CONVERTIBLE NOTES; VOLATILITY OF CONVERTIBLE NOTE AND COMMON STOCK PRICES

         The Company does not intend to list the Convertible Notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation system. The Initial Purchasers may make a market in the Convertible Notes and the underlying Common Stock. However, the Initial Purchasers are not obligated to make such a market and may discontinue any market-making activities at any time without notice. In addition, such market-making activities are subject to limits imposed by the Exchange Act.

         Although prior to the registration of the Convertible Notes under the Registration Statement the Convertible Notes were designated for trading through The PORTAL Market, the Convertible Notes sold hereunder will no longer be eligible for trading through The PORTAL Market, and no assurance can be given that an active trading market for the Convertible Notes will develop or, if such market develops, as to the liquidity or sustainability of such market. If a trading market does not develop or is not maintained, holders of the Convertible Notes may experience difficulty in reselling, or an inability to sell, the Convertible Notes. If a market for the Convertible Notes develops, any such market may be discontinued at any time. If a public trading market develops for the Convertible Notes, future trading prices of the Convertible Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the Convertible Notes may trade at a discount from their principal amount.

         Various factors such as changes in prevailing interest rates or changes in perceptions of the Company's creditworthiness could cause the market price of the Convertible Notes to fluctuate significantly. The trading price of the Convertible Notes could also be significantly affected by the market price of the Common Stock, which could be subject to wide fluctuations in response to a variety of factors, including quarterly variations in operating results, announcements of technological innovations or new products by the Company, its customers or its competitors, developments in patents or other intellectual property rights, general conditions in the computer or disk drive industry and general economic and market conditions.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                   Year Ended March 31,                 Nine Months Ended
                          ------------------------------------     ----------------------------
                                                                   December 31,    December 31,
                          1992    1993    1994    1995    1996         1995            1996
                          ----    ----    ----    ----    ----     ------------    ------------
Ratio of earnings to
    fixed charges(1)      --      --      --      --      6.3          5.9             12.8

____________________

(1) The ratio of earnings to fixed charges is computed by dividing (x) pretax income from continuing operations plus fixed charges less interest capitalized during the period, by (y) fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt expense and discount or premium relating to indebtedness. Earnings were inadequate to cover fixed charges for all periods prior to fiscal 1996. The deficiencies of earnings were approximately $21.1 million, $17.1 million, $17.3 million and $8.9 million, for fiscal 1992, 1993, 1994 and 1995, respectively.

                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Convertible Notes and Conversion Shares by the Selling Securityholders in the offering.





                                      10.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $0.001 par value, and 9,100,000 shares of Preferred Stock, $0.001 par value.

COMMON STOCK

         As of February 28, 1997, there were 40,970,847 shares of Common Stock outstanding held of record by approximately 154 stockholders. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive rights or other subscription rights. There are no redemption or sinking funds provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

         No shares of Preferred Stock are currently outstanding. The Board of Directors is authorized, without further action by the Company's stockholders, to issue up to 9,100,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon such Preferred Stock, including dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any additional shares of Preferred Stock.

WARRANTS

         In connection with the Leveraged Recapitalization, pursuant to a warrant purchase agreement dated November 30, 1995, the Company issued to certain senior lenders (the "Warrantholders") warrants to purchase an aggregate of 701,344 shares of Common Stock at a price of $0.0003 per share. The warrants terminate on November 30, 2002. Upon any reorganization or reclassification, consolidation or merger or any sale or other transfer of substantially all of its assets the warrants may be repurchased by the Company with the consent of the Warrantholder. In the event the Warrantholders do not consent to such repurchase, the warrants must be exercised prior to the consummation of such transaction and will be converted into the right to receive a comparable number of securities or property of the surviving corporation. The warrants include a net exercise provision, and the Warrantholders have the right to cause the Company to repurchase the warrants and any shares issued upon exercise thereof under certain circumstances. Upon payment of the outstanding balance of the senior bank term loan in March 1996, the Company redeemed warrants for 280,550 shares of Common Stock at the Warrantholders' cost ($0.02 per share), leaving a balance of 420,794 shares subject to the remaining warrants. In addition, the Warrantholders have certain registration rights with respect to the shares of Common Stock issuable upon exercise of such warrants.

REGISTRATION RIGHTS

         Pursuant to an agreement between the Company and the holders (or their permitted transferees) of approximately 29,656,057 shares of Common Stock ("Holders"), the Holders are entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933, as amended (the "Securities Act"). If the Company proposes to register its Common Stock, subject to certain exceptions, under the Securities Act, the Holders are entitled to notice of the registration and are entitled to include, at the Company's expense, such shares therein, provided that the managing underwriters have the right to limit the number of such shares included in the registration. In addition, certain of the Holders may require the Company at its expense on no more than two occasions within six months to file a registration statement under the Securities Act with respect to their shares of Common Stock. Such rights became exercisable in September 1996. Further, certain Holders may require the Company at its expense to register their shares on Form S-3 when such form becomes available to the Company, subject to certain conditions and limitations. Such right expires in March 2001.





                                      11.

         The Warrantholders also have certain registration rights with respect to the shares of Common Stock issuable upon exercise of the warrants pursuant to the Warrant Purchase Agreement. If the Company proposes to register Common Stock, the Warrantholders are entitled at the Company's expense, to include such shares therein, provided that the maximum number of shares to be offered, as determined by the managing underwriters, exceeds the number of shares that the Company intends to offer. In addition, the Warrantholders holding at least 25% of the outstanding warrants may require the Company at its expense on one occasion to file a registration statement under the Securities Act with respect to the Common Stock issuable upon the exercise of the warrants. The Company will also make efforts in good faith to ensure the availability of sales pursuant Form S-3 and Rule 144. In January 1997, the Company received Notices to Register Securities from two warrant holders pursuant to that certain Warrant Purchase Agreement, dated as of November 30, 1995 (the "Warrant Purchase Agreement"), by and among the Company, The First National Bank of Boston ("FNBB") and Banque Paribas. Pursuant to Section 7.02(b)(vi) of the Warrant Purchase Agreement, the Board of Directors of the Company made a good faith judgment that a registration pursuant to FNBB and Banque Paribas' requests would be detrimental to the Company and that it is in the best interests of the Company and its stockholders to defer the filing of such registration statement for 90 days.

         In connection with the original issuance of the Convertible Notes by the Company, the Company agreed pursuant to a registration rights agreement for the benefit the holders of the Convertible Notes and the Common Stock issuable upon conversion thereof the "Registration Agreement," to register the resale of such securities pursuant to a shelf registration statement of which this Prospectus is a part. The other registration rights described above do not give any other holders of securities of the Company (other than the Warrantholders) the right to participate in any such registration statement because such registration rights are inapplicable by their terms or, to the extent otherwise applicable, have been waived. See "Description of Convertible Notes -- Registration Rights."

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

         The Company is governed by the provisions of Section 203 of the Delaware Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could have the effect of delaying, deferring or preventing a change in control of the Company.

         The Company's Certificate of Incorporation and Bylaws also require that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders of the Company may be called only by the Board of Directors, the Chairman of the Board, the Chief Executive Officer of the Company or by any person or persons holding shares representing at least 20% of the outstanding capital stock. The Company's Certificate of Incorporation also specifies that the authorized number of directors may be changed only by resolution of the Board of Directors. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Company's Common Stock is Boston EquiServe Limited Partnership. Its telephone number is (617) 575-2000.





                                      12.

                        DESCRIPTION OF CONVERTIBLE NOTES

GENERAL

         The Convertible Notes were initially issued by the Company on January 21, 1997 and January 27, 1997, pursuant to an Indenture dated as of January 15, 1997 (the "Indenture"), between the Company and State Street Bank and Trust Company, as trustee (the "Trustee"). The terms of the Convertible Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act") as in effect on the date of the Indenture. The Convertible Notes are subject to all such terms, and holders of the Convertible Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture including the definition therein of certain terms used below. The Indenture has been filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on February 6, 1997, and is also an exhibit to the Registration Statement. The following summary of certain provisions of the Indenture and the Registration Agreement does not purport to be complete and is qualified in its entirety by reference to the Indenture and the Registration Agreement, including the definitions therein of certain terms used below. The definitions of certain terms used in the following summary are set forth below under "Certain Definitions." References in this section to the "Company" are solely to HMT Technology Corporation, a Delaware corporation, and not to its subsidiary.

         The Convertible Notes are unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Debt of the Company to the extent set forth in the Indenture. The Indenture does not limit the amount of other indebtedness or securities that may be issued by the Company or any of its subsidiaries.

         The Company does not intend to list the Convertible Notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation system. The Initial Purchasers may make a market in the Convertible Notes and the underlying Common Stock. However, the Initial Purchasers are not obligated to make such a market and may discontinue any market-making activities at any time without notice. In addition, such market-making activities are subject to limits imposed by the Exchange Act.

         Although prior to the registration of the Convertible Notes under the Registration Statement the Convertible Notes were designated for trading through The PORTAL Market, the Convertible Notes sold hereunder will no longer be eligible for trading through The PORTAL Market, and no assurance can be given that an active trading market for the Convertible Notes will develop or, if such market develops, as to the liquidity or sustainability of such market. If a trading market does not develop or is not maintained, holders of the Convertible Notes may experience difficulty in reselling, or an inability to sell, the Convertible Notes. If a market for the Convertible Notes develops, any such market may be discontinued at any time. If a public trading market develops for the Convertible Notes, future trading prices of the Convertible Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the Convertible Notes may trade at a discount from their principal amount.

PRINCIPAL, MATURITY AND INTEREST

         The Convertible Notes bear interest from January 21, 1997, at the rate per annum set forth on the cover page of this Prospectus and will mature on January 15, 2004.

         Interest on the Convertible Notes is payable semiannually on January 15 and July 15 of each year (each an "Interest Payment Date"), commencing on July 15, 1997, to holders of record at the close of business on the December 31 or June 30 (each a "Regular Record Date") immediately preceding such Interest Payment Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

         Interest on the Convertible Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from January 21, 1997.

         The Convertible Notes are payable both as to principal and interest at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the holders of the Convertible Notes at their respective addresses set forth in the register of holders of Convertible Notes. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee or its agent maintained for such purpose. The Convertible





                                      13.

Notes will be issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.

OPTIONAL REDEMPTION

         The Convertible Notes are redeemable at the option of the Company, in whole or in part (in any integral multiple of $1,000), at any time on and after January 20, 2000, upon not less than 15 nor more than 60 days' prior notice by mail at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning January 15 of the years indicated:

                                                           REDEMPTION
                          YEAR                               PRICE
                          ----                             ----------
                          2000                              103.286%
                          2001                              102.464%
                          2002                              101.643%
                          2003                              100.821%

and at January 15, 2004, 100%, in each case together with accrued interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an Interest Payment Date). If less than all the Convertible Notes are to be redeemed, the Trustee will select the Convertible Notes to be redeemed by lot, pro rata. On or after the redemption date, interest will cease to accrue on the Convertible Notes, or portion thereof, called for redemption.

MANDATORY REDEMPTION

         The Company is not required to make mandatory redemption or sinking fund payments with respect to the Convertible Notes.

REPURCHASE AT THE OPTION OF HOLDERS

         Upon the occurrence of a Designated Event, each holder of Convertible Notes shall have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Convertible Notes pursuant to the offer described below (the "Designated Event Offer") at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest thereon to the Designated Event Payment Date (the "Designated Event Payment"). Within 30 days following any Designated Event, the Company shall mail a notice to each holder stating: (1) that the Designated Event Offer is being made pursuant to the covenant entitled "Designated Event" and that all Convertible Notes tendered will be accepted for payment; (2) the purchase price and the purchase date, which shall be no earlier than 30 days nor later than 40 days from the date such notice is mailed (the "Designated Event Payment Date"); (3) that any Convertible Notes not tendered will continue to accrue interest; (4) that, unless the Company defaults in the payment of the Designated Event Payment, all Convertible Notes accepted for payment pursuant to the Designated Event Offer shall cease to accrue interest after the Designated Event Payment Date; (5) that holders electing to have any Convertible Notes purchased pursuant to a Designated Event Offer will be required to surrender the Convertible Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Convertible Notes completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Designated Event Payment Date;
(6) that holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Designated Event Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of Convertible Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Convertible Notes purchased; and (7) that holders whose Convertible Notes are being purchased only in part will be issued new Convertible Notes equal in principal amount to the unpurchased portion of the Convertible Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof.

         The Company will comply with the requirements of Rules 13e-4 and 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Convertible Notes in connection with a Designated Event.

         On the Designated Event Payment Date, the Company will, to the extent lawful, (1) accept for payment Convertible Notes or portions thereof tendered pursuant to the Designated Event Offer, (2) deposit with the Paying Agent an amount equal to the Designated Event Payment in respect of all Convertible Notes or portions thereof so





                                      14.

tendered and (3) deliver or cause to be delivered to the Trustee the Convertible Notes so accepted together with an Officers' Certificate stating the Convertible Notes or portions thereof tendered to the Company. The Paying Agent shall promptly mail to each holder of Convertible Notes so accepted payment in an amount equal to the purchase price for such Convertible Notes, and the Trustee shall promptly authenticate and mail to each holder a new Convertible Note equal in principal amount to any unpurchased portion of the Convertible Notes surrendered, if any; provided, that each such new Convertible Note shall be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Designated Event Offer on or as soon as practicable after the Designated Event Payment Date. There can be no assurance that the Company will have the financial resources necessary to repurchase the Convertible Notes in such circumstances.

         Except as described above with respect to a Designated Event, the Indenture does not contain any other provisions that permit the holders of the Convertible Notes to require that the Company repurchase or redeem the Convertible Notes in the event of a takeover, recapitalization or similar restructuring.

         The Designated Event purchase feature of the Convertible Notes may in certain circumstances make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. The Designated Event purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of antitakeover provisions. Instead, the Designated Event purchase feature is a result of negotiations between the Company and the Initial Purchasers. Management has no present intention to engage in a transaction involving a Designated Event, although it is possible that the Company could decide to do so in the future. Subject to the limitations on mergers, consolidations and sale of assets described herein, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Designated Event under the Indenture, but that could increase the amount of indebtedness (including Senior Debt) outstanding at such time or otherwise affect the Company's capital structure or credit ratings. The payment of the Designated Event Payment is subordinated to the prior payment of Senior Debt as described under "Subordination of Convertible Notes" below.

         If a Designated Event were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Convertible Notes tendered by holders thereof. The Company's credit agreement with respect to its senior bank revolving credit facility prohibits the Company from repurchasing any Convertible Notes. Any future credit agreements or other agreements relating to other indebtedness (including other Senior Debt) to which the Company becomes a party may contain similar restrictions and provisions. If the Company does not obtain such a consent or repay the Convertible Notes upon a Designated Event, the Company would remain prohibited from repurchasing the Convertible Notes. Any failure by the Company to repurchase the Convertible Notes when required following a Designated Event would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Debt of the Company. Moreover, the occurrence of a Designated Event may cause an event of default under Senior Debt of the Company. As a result, in each case, any repurchase of the Convertible Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Debt is paid in full.

         A "Designated Event" will be deemed to have occurred upon a Change of Control or a Termination of Trading.

         A "Change of Control" will be deemed to have occurred when: (i) any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company ("Voting Stock"), (ii) the Company consolidates with or merges into any other corporation, or any other corporation merges into the Company, and, in the case of any such transaction, the outstanding Common Stock of the Company is reclassified into or exchanged for any other property or security, unless the stockholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction, (iii) the Company conveys, transfers or leases all or substantially all of the assets of the Company or
(iv) any time the Continuing Directors do not constitute a majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company); provided, that a Change of Control shall not be deemed to have occurred if at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change of Control consists of shares of common stock that are, or upon issuance will be, traded





                                      15.

on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States.

         The definition of Change of Control includes a phrase relating to the lease, transfer or conveyance of "all or substantially all" of the assets of the Company. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Convertible Notes to require the Company to repurchase such Convertible Notes as a result of a lease, transfer or conveyance of less than all of the assets of the Company to another person or group may be uncertain.

         "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

         A "Termination of Trading" will be deemed to have occurred if the Common Stock (or other common stock into which the Convertible Notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

SELECTION AND NOTICE

         If less than all of the Convertible Notes are to be redeemed at any time, selection of Convertible Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Convertible Notes are listed, or, if the Convertible Notes are not so listed, on a pro rata basis, provided that no Convertible Notes of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Convertible Notes to be redeemed at its registered address. If any Convertible Note is to be redeemed in part only, the notice of redemption that relates to such Convertible Note shall state the portion of the principal amount thereof to be redeemed. A new Convertible Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Convertible Note. On and after the redemption date, interest ceases to accrue on Convertible Notes or portions of them called for redemption.

REGISTRATION RIGHTS

         Pursuant to the Registration Agreement, the Company agreed for the benefit of the holders of the Convertible Notes and Common Stock issued upon conversion thereof that are, in either case, Registrable Securities, that (i) it would, at its cost, within 75 days after the first closing of the sale of the Convertible Notes (the "Closing", which occurred on January 21, 1997), file a shelf registration statement (the "Shelf Registration Statement") of which this Prospectus is a part with the Commission with respect to resales of the Convertible Notes and the Common Stock issuable upon conversion thereof, (ii) the Company would use all reasonable efforts to cause such Shelf Registration Statement to be declared effective under the Securities Act as soon as practicable but in any event, within 105 days after the Closing and (iii) the Company would use all reasonable efforts to keep such Shelf Registration Statement continuously effective under the Securities Act until the earlier of
(a) the third anniversary of the last date of original issuance of the Convertible Notes, (b) the date on which all of the Convertible Notes or the Common Stock issuable upon conversion thereof may be sold by non-affiliates of the Company pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated by the Commission under the Securities Act and (c) the date as of which all the Convertible Notes or the Common Stock issuable upon conversion thereof have been sold pursuant to such Shelf Registration Statement (the "Shelf Registration Period"). The Company shall have the right, however, to defer the use of this Prospectus, as more fully described below.

         In the event the Company failed to file the Shelf Registration Statement within 75 days after Closing, the Shelf Registration Statement was not declared effective under the Securities Act within 105 days after the Closing, a stop order is issued by the Commission prior to the end of the Shelf Registration Period or Selling Periods have been deferred more frequently or for longer periods than are described above, the Company has agreed to pay liquidated damages to all Notice Holders of Convertible Notes and of Common Stock issuable upon conversion thereof until such event is cured. Further, if such event continues for a period in excess of 30 days, the Company has agreed to pay liquidated damages to all holders of Convertible Notes and Common Stock issued upon conversion thereof which are, in either case, Registrable Securities, without regard to whether such holder is a Notice Holder. Liquidated damages shall be calculated, with respect to Convertible Notes held by a holder, at a rate of one-half





                                      16.

of one percent (50 basis points) per annum of the aggregate principal amount of such Convertible Notes and, with respect to shares of Common Stock held by a holder and issued upon conversion of Convertible Notes, the same percentage of the aggregate principal amount of Convertible Notes that were converted into such shares. Liquidated damages will not accrue as to any Convertible Notes or Common Stock issuable upon the conversion thereof from and after the earlier of
(i) the date such Convertible Notes or Common Stock are no longer Registrable Securities and (ii) the expiration of the Shelf Registration Period. In addition, liquidated damages will not accrue as to any Convertible Notes or Common Stock issuable upon the conversion thereof represented by the Unrestricted Global Note (as defined) provided that such securities are not subject to limitations on transfer under U.S. federal or state securities laws and there shall have been at least six months during which the Shelf Registration Statement was effective and available for effecting resales of the Convertible Notes and the Common Stock issuable upon conversion thereof.

         "Registrable Securities" means the Convertible Notes and shares of Common Stock issued upon conversion thereof, excluding any such securities that, and any such securities the predecessors of which, were previously sold pursuant to a registration statement or Rule 144 under the Securities Act.

CONVERSION

         The holder of any Convertible Note has the right, exercisable at any time after 90 days following the date of original issuance of any Convertible Notes and prior to maturity, to convert the principal amount thereof (or any portion thereof that is an integral multiple of $1,000) into shares of Common Stock at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below (the "Conversion Price"), except that if a Convertible Note is called for redemption, the conversion right will terminate at the close of business on the Business Day immediately preceding the date fixed for redemption. Except as described below, no adjustment will be made on conversion of any Convertible Notes for interest accrued thereon or for dividends on any Common Stock issued. If Convertible Notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding Interest Payment Date, such Convertible Notes must be accompanied by funds equal to the interest payable on such succeeding Interest Payment Date on the principal amount so converted. No fractional shares will be issued upon conversion but a cash adjustment will be made for any fractional interest.

         The Conversion Price is subject to adjustment upon the occurrence of certain events, including: (i) the issuance of shares of Common Stock as a dividend or distribution on the Common Stock; (ii) the subdivision or combination of the outstanding Common Stock; (iii) the issuance to substantially all holders of Common Stock of rights or warrants to subscribe for or purchase Common Stock (or securities convertible into Common Stock) at a price per share less than the then current market price per share, as defined;
(iv) the distribution of shares of capital stock of the Company (other than Common Stock), evidences of indebtedness or other assets (excluding dividends in cash, except as described in clause (v) below) to all holders of Common Stock; (v) the distribution, by dividend or otherwise, of cash to all holders of Common Stock in an aggregate amount that, together with the aggregate of any other distributions of cash that did not trigger a Conversion Price adjustment to all holders of its Common Stock within the 12 months preceding the date fixed for determining the stockholders entitled to such distribution and all Excess Payments in respect of each tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months not triggering a Conversion Price adjustment, exceeds 15% of the product of the current market price per share (determined as set forth below) on the date fixed for the determination of stockholders entitled to receive such distribution times the number of shares of Common Stock outstanding on such date; (vi) payment of an Excess Payment in respect of a tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock, if the aggregate amount of such Excess Payment, together with the aggregate amount of cash distributions made within the preceding 12 months not triggering a Conversion Price adjustment and all Excess Payments in respect of each tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months not triggering a Conversion Price adjustment, exceeds 15% of the product of the current market price per share (determined as set forth below) on the expiration of such tender offer times the number of shares of Common Stock outstanding on such date; and (vii) the distribution to substantially all holders of Common Stock of rights or warrants to subscribe for securities (other than those securities referred to in clause (iii) above). In the event of a distribution to substantially all holders of Common Stock of rights to subscribe for additional shares of the Company's capital stock (other than those securities referred to in clause (iii) above), the Company may, instead of making any adjustment in the Conversion Price, make proper provision so that each holder of a Convertible Note who converts such Convertible Note after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon such conversion, in addition to shares of Common Stock, an appropriate number of such rights. No adjustment of the Conversion Price will be made until cumulative adjustments amount to one percent or more of the Conversion Price as last adjusted.





                                      17.

         The Indenture provides that, if the Company implements a stockholder rights plan, such rights plan must provide that upon conversion of the Convertible Notes the holders will receive, in addition to the Common Stock issuable upon such conversion, such rights (whether or not such rights have separated from the Common Stock at the time of such conversion).

         If the Company reclassifies or changes its outstanding Common Stock, or consolidates with or merges into any person or transfers or leases all or substantially all its assets, or is a party to a merger that reclassifies or changes its outstanding Common Stock, the Convertible Notes will become convertible into the kind and amount of securities, cash or other assets which the holders of the Convertible Notes would have owned immediately after the transaction if the holders had converted the Convertible Notes immediately before the effective date of the transaction.

         The Indenture also provides that if rights, warrants or options expire unexercised the Conversion Price shall be readjusted to take into account the actual number of such warrants, rights or options which were exercised.

         In the Indenture, the "current market price" per share of Common Stock on any date is deemed to be the average of the Daily Market Prices for the shorter of (i) 30 consecutive business days ending on the last full trading day on the exchange or market referred to in determining such Daily Market Prices prior to the time of determination (as defined in the Indenture) or (ii) the period commencing on the date next succeeding the first public announcement of the issuance of such rights or warrants or such distribution through such last full trading day prior to the time of determination.

         "Excess Payment" means the excess of (A) the aggregate of the cash and fair market value of other consideration paid by the Company or any of its Subsidiaries with respect to the shares acquired in the tender offer or other negotiated transaction over (B) the market value of such acquired shares after giving effect to the completion of the tender offer or other negotiated transaction.

         The Company from time to time may to the extent permitted by law reduce the Conversion Price by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such reduction, if the Board of Directors has made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the Conversion Price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations."

SUBORDINATION OF CONVERTIBLE NOTES

         The Convertible Notes are subordinate in right of payment to all existing and future Senior Debt. The Indenture does not restrict the amount of Senior Debt or other indebtedness of the Company or any Subsidiary of the Company. In addition, the Convertible Notes are structurally subordinated to all indebtedness and other liabilities of the Company's Subsidiaries. As of January 31, 1997, the Company had approximately $5.8 million of indebtedness outstanding that constituted Senior Debt, none of which constituted Designated Senior Debt.

         The payment of the principal of, interest on or any other amounts due on the Convertible Notes are subordinated in right of payment to the prior payment in full of all Senior Debt of the Company. No payment on account of principal of, redemption of, interest on, liquidated damages on or any other amounts due on the Convertible Notes (including, without limitation, any Designated Event Payments), and no redemption, purchase or other acquisition of the Convertible Notes (including, without limitation, pursuant to a Designated Event Offer) may be made unless (i) full payment of amounts then due on all Senior Debt have been made or duly provided for pursuant to the terms of the instrument governing such Senior Debt, and (ii) at the time for, or immediately after giving effect to, any such payment, redemption, purchase or other acquisition, there shall not exist under any Senior Debt or any agreement pursuant to which any Senior Debt has been issued, any default which shall not have been cured or waived and which shall have resulted in the full amount of such Senior Debt being declared due and payable. In addition, the Indenture provides that if any of the holders of any issue of Designated Senior Debt notify (the "Payment Blockage Notice") the Company and the Trustee that a default has occurred giving the holders of such Designated Senior Debt or the Representative of such holders the right to accelerate the maturity thereof, no payment on account of principal of, redemption of, interest on, liquidated damages on or any other amounts due on the Convertible Notes (including, without limitation, any Designated Event Payments), and no purchase, redemption or other acquisition of the Convertible Notes (including, without limitation, pursuant to a Designated





                                      18.

Event Offer) will be made for the period (the "Payment Blockage Period") commencing on the date notice is received and ending on the earlier of (A) the date on which such event of default shall have been cured or waived or (B) 180 days from the date notice is received. Notwithstanding the foregoing (but subject to the provisions contained in the first sentence of this paragraph), unless the holders of such Designated Senior Debt or the Representative of such holders shall have accelerated the maturity of such Designated Senior Debt, the Company may resume payments on the Convertible Notes after the end of such Payment Blockage Period. Not more than one Payment Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Senior Debt during such period.

         Upon any distribution of its assets in connection with any dissolution, winding-up, liquidation or reorganization of the Company or acceleration of the principal amount due on the Convertible Notes because of an Event of Default, all Senior Debt must be paid in full before the holders of the Convertible Notes are entitled to any payments whatsoever.

         If payment of the Convertible Notes is accelerated because of an Event of Default, the Company or the Trustee will promptly notify the holders of Senior Debt or the trustee(s) for such Senior Debt of the acceleration. The Company may not pay the Convertible Notes until five days after such holders or trustee(s) of Senior Debt receive notice of such acceleration and, thereafter, may pay the Convertible Notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

         As a result of these subordination provisions, in the event of the Company's insolvency, holders of the Convertible Notes may recover ratably less than general creditors of the Company.

MERGER, CONSOLIDATION OR SALE OF ASSETS

         The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation) any person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets unless (i) (a) the Company is the surviving or continuing corporation or (b) the person formed by or surviving any such consolidation or merger (if other than the Company) or the person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or person formed by or surviving any such consolidation or merger (if other than the Company) assumes all the Obligations of the Company, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, under the Convertible Notes and the Indenture;
(iii) such sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the Company's properties or assets shall be as an entirety or virtually as an entirety to one person and such person shall have assumed all the obligations of the Company, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, under the Convertible Notes and the Indenture; (iv) immediately after such transaction no Default or Event of Default exists; and (v) the Company or such person shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such transaction and the supplemental indenture comply with the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

PAYMENTS FOR CONSENT

         The Indenture provides that neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Convertible Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Convertible Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Convertible Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

REPORTS

         Whether or not required by the rules and regulations of the Commission, so long as any Convertible Notes are outstanding, the Company will file with the Commission and furnish to the holders of Convertible Notes all quarterly and annual financial information required to be contained in a filing with the Commission on Forms 10-Q and 10-K, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual consolidated financial statements only, a report thereon by the Company's independent auditors.





                                      19.

EVENTS OF DEFAULT AND REMEDIES

         The Indenture provides that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on the Convertible Notes; (ii) default in payment when due of principal on the Convertible Notes; (iii) default in the payment of the Designated Event Payment in respect of the Convertible Note on the date therefor, whether or not such payment is prohibited by the subordination provisions of the Indenture; (iv) failure to provide timely notice of a Designated Event; (v) failure by the Company for 60 days after notice to comply with any other covenants and agreements contained in the Indenture or the Convertible Notes; (vi) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries), whether such indebtedness or guarantee now exists or is created after the date on which the Convertible Notes are first authenticated and issued, which default (a) is caused by a failure to pay when due principal or interest on such indebtedness within the grace period provided in such indebtedness (which failure continues beyond the longer of any applicable grace period or 30 days) (a "Payment Default") or (b) results in the acceleration of such indebtedness prior to its express maturity and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10 million or more; (vii) failure by the Company or any Subsidiary of the Company to pay final judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $10 million, which judgments are not stayed within 60 days after their entry; and (viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Material Subsidiaries.

         If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Convertible Notes may declare all the Convertible Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Material Subsidiary, all outstanding Convertible Notes will become due and payable without further action or notice. Holders of the Convertible Notes may not enforce the Indenture or the Convertible Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Convertible Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Convertible Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

         The holders of a majority in aggregate principal amount of the Convertible Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Convertible Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of the Designated Event Payment or interest on, or the principal of, the Convertible Notes.

         The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

TRANSFER AND EXCHANGE

         A holder may transfer or exchange Convertible Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to exchange or register the transfer of (i) any Convertible Note for a period of 15 days next preceding any selection of Convertible Notes to be redeemed, (ii) any Convertible Note or portion thereof selected for redemption or (iii) any Convertible Note or portion thereof surrendered for repurchase (and not withdrawn) in connection with a Designated Event.

         The registered holder of a Convertible Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

         Except as provided in the next succeeding paragraph, the Indenture or the Convertible Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the then outstanding Convertible Notes (including consents obtained in connection with a tender offer or exchange offer for Convertible Notes), and any existing default or compliance with any provision of the Indenture or the Convertible





                                      20.

Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Convertible Notes (including consents obtained in connection with a tender offer or exchange offer for Convertible Notes).

         Without the consent of each holder affected, an amendment or waiver may not (with respect to any Convertible Notes held by a nonconsenting holder of Convertible Notes) (i) reduce the amount of Convertible Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Convertible Note or alter the provisions with respect to the redemption of the Convertible Notes, (iii) reduce the rate of or change the time for payment of interest on any Convertible Note, (iv) waive a default in the payment of principal of or interest on any Convertible Notes (except a rescission of acceleration of the Convertible Notes by the holders of at least a majority in aggregate principal amount of the Convertible Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Convertible Note payable in money other than that stated in the Convertible Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Convertible Notes to receive payments of principal of or interest on the Convertible Notes, (vii) waive a redemption payment with respect to any Convertible Note, (viii) impair the right to convert the Convertible Notes into Common Stock, (ix) modify the conversion or subordination provisions of the Indenture in a manner adverse to the holders of the Convertible Notes or (x) make any change in the foregoing amendment and waiver provisions.

         Notwithstanding the foregoing, without the consent of any holder of Convertible Notes, the Company and the Trustee may amend or supplement the Indenture or the Convertible Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Convertible Notes in addition to or in place of certificated Convertible Notes, to provide for the assumption of the Company's obligations to holders of the Convertible Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of the Convertible Notes or that does not adversely affect the legal rights under the Indenture of any such holder, or to comply with requirements of the Commission in order to qualify, or maintain the qualification of, the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

         The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

         An affiliate of the Trustee is a lender to the Company under the Company's existing revolving credit facility. An affiliate of the Trustee is also the transfer agent for the Company's Common Stock.

         The holders of a majority in principal amount of the then outstanding Convertible Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that, in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Convertible Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

         Anyone who receives this Prospectus may obtain copies of the Indenture and the Registration Agreement without charge by writing to HMT Technology Corporation, Attn: Investor Relations, 1055 Page Avenue, Fremont, California 94538.

CERTAIN DEFINITIONS

         Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein, for which no definition is provided.





                                      21.

         "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of equity interests in any entity, including, without limitation, corporate stock and partnership interests.

         "Default" means any event that is or, with the passage of time or the giving of notice or both, would be an Event of Default.

         "Designated Senior Debt" means (i) the obligations of the Company under the Credit Agreement (defined as the Company's existing bank credit agreement, as amended or modified from time to time) and (ii) any other Senior Debt which, at the date of determination, has an aggregate principal amount outstanding of, or commitments to lend up to, at least $10.0 million and is specifically designated by the Company in the instrument evidencing or governing such Senior Debt as "Designated Senior Debt" for purposes of the Indenture.

         "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time.

         "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any indebtedness.

         "Indebtedness" means, with respect to any person, all obligations, whether or not contingent, of such person (i)(a) for borrowed money (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on the assets of such person which is (1) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (2) existing on property at the time of acquisition thereof), (b) evidenced by a note, debenture, bond or other written instrument, (c) under a lease required to be capitalized on the balance sheet of the lessee under GAAP or under any lease or related document (including a purchase agreement) which provides that such person is contractually obligated to purchase or to cause a third party to purchase such leased property, (d) in respect of letters of credit, bank guarantees or bankers' acceptances, (e) with respect to Indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property or assets of such person are subject, whether or not the obligation secured thereby shall have been assumed or guaranteed by or shall otherwise be such person's legal liability, (f) in respect of the balance of deferred and unpaid purchase price of any property or assets, (g) under interest rate or currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements; (ii) with respect to any obligation of others of the type described in the preceding clause (i) or under clause (iii) below assumed by or guaranteed in any manner by such person or in effect guaranteed by such person through an agreement to purchase (including, without limitation, "take or pay" and similar arrangements), contingent or otherwise (and the obligations of such person under any such assumptions, guarantees or other such arrangements); and
(iii) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing.

         "Material Subsidiary" means any Subsidiary of the Company which is "significant subsidiary" as defined in Rule 1-02(w) of Regulation S- X under the Securities Act and the Exchange Act (as such Regulation is in effect on the date hereof).

         "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

         "Representative" means the trustee, agent or representative (if any) for an issue of Senior Debt.

         "Senior Debt" means the principal of, interest on, fees, costs and expenses in connection with, and other amounts due on Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed by the Company, unless, in the instrument creating or evidencing or pursuant to which Indebtedness is outstanding, it is expressly provided that such Indebtedness is not senior in right of payment to the Convertible Notes. Senior Debt includes, with respect to the obligations described above, interest accruing, pursuant to the terms of such Senior Debt, on or after the filing of any petition in bankruptcy or for reorganization relating to the Company, whether or not post-filing interest is allowed in such proceeding, at the rate specified in the instrument governing the relevant obligation. Notwithstanding anything to the contrary in the foregoing, Senior Debt shall not include: (a) Indebtedness of or amounts owed by the Company for compensation





                                      22.

to employees, or for goods, services or materials purchased in the ordinary course of business; (b) Indebtedness of the Company to a Subsidiary of the Company; or (c) any liability for Federal, state, local or other taxes owed or owing by the Company.

         "Subsidiary" means any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by any person or one or more of the other Subsidiaries of that person or a combination thereof.





                                      23.

                            SELLING SECURITYHOLDERS

         The following table sets forth the name of each Selling Securityholder and relationship, if any, with the Company and (i) the amount of Convertible Notes owned by each Selling Securityholder as of March 20, 1997 (assuming no Convertible Notes have been sold under this Prospectus as of such date), (ii) the maximum amount of Convertible Notes which may be offered for the account of such Selling Securityholder under this Prospectus, (iii) the amount of Common Stock owned by each Selling Securityholder as of March 20, 1997, and (iv) the maximum amount of Common Stock which may be offered for the account of such Selling Securityholder under this Prospectus.

                                                             PRINCIPAL
                                           PRINCIPAL         AMOUNT OF
                                           AMOUNT OF        CONVERTIBLE       COMMON STOCK      COMMON STOCK
                                          CONVERTIBLE      NOTES OFFERED     OWNED PRIOR TO       OFFERED
  NAME OF SELLING SECURITYHOLDER        NOTES OWNED ($)      HEREBY ($)       OFFERING(1)        HEREBY(2)
----------------------------------      ---------------    -------------     --------------     ------------
Lincoln National Life Insurance             6,455,000         6,455,000           271,789           271,789
AARP Growth and Income Fund                 5,700,000         5,700,000           240,000           240,000
Scudder Growth and Income Fund              5,300,000         5,300,000           223,157           223,157
Putnam Capital Appreciation Fund            3,850,000         3,850,000           162,105           162,105
Oregon Equity Fund                          3,500,000         3,500,000           147,368           147,368
SAIF Corporation                            3,000,000         3,000,000           126,315           126,315
OCM Convertible Trust                       2,985,000         2,985,000           125,684           125,684
Lincoln National Convertible                2,420,000         2,420,000           101,894           101,894
  Securities Fund
State of Connecticut Combined               2,360,000         2,360,000            99,368            99,368
  Investment Funds
Delta Air Lines Master Trust                1,815,000         1,815,000            76,421            76,421
Vanguard Convertible Securities             1,700,000         1,700,000            71,578            71,578
  Fund, Inc.
Pension Reserves Investment                 1,325,000         1,325,000            55,789            55,789
  Management Board
San Diego County                            1,265,000         1,265,000            53,263            53,263
Arkansas P.E.R.S.                           1,200,000         1,200,000            50,526            50,526
State of Delaware - Froley, Revy            1,020,000         1,020,000            42,947            42,947
Nicholas-Applegate Income &                   958,000           958,000            40,336            40,336
  Growth Fund
Hughes Aircraft Company Master                940,000           940,000            39,578            39,578
  Retirement Trust
Weirton Trust                                 750,000           750,000            31,578            31,578
State Employees' Retirement Fund              740,000           740,000            31,157            31,157
  of the State of Delaware
ICI American Holdings                         410,000           410,000            17,263            17,263
  Pension Trust
Zeneca Holdings Pension Trust                 410,000           410,000            17,263            17,263
Walker Art Center                             300,000           300,000            12,631            12,631
Starvest Discretionary Portfolio              300,000           300,000            12,631            12,631
San Diego City Retirement                     297,000           297,000            12,505            12,505
J.M. Hull Associates, L.P.                    250,000           250,000            10,526            10,526
Wake Forest University                        236,000           236,000             9,936             9,936
Partner Reinsurance Company, Limited          210,000           210,000             8,842             8,842





                                      24.

Kapiolani Medical Center                      200,000           200,000             8,421             8,421
Engineers Joint Pension Fund                  150,000           150,000             6,315             6,315
Nalco Chemical Co. Retirement                 135,000           135,000             5,684             5,684
  Trust
United National Life Insurance                115,000           115,000             4,842             4,842
Austin Firefighters                           109,000           109,000             4,589             4,589
Retirement Plan for Pilots of                 100,000           100,000             4,210             4,210
  Hawaiian Airlines, Inc.
Baptist Hospital                               95,000            95,000             4,000             4,000
Occidental College                             90,000            90,000             3,789             3,789
Boston Museum of Fine Arts                     40,000            40,000             1,684             1,684
Dunham & Associates Fund II                     7,000             7,000               294               294
Dunham & Associates Ser. II                     3,000             3,000               126               126
Delaware Group Dividend &                       1,000             1,000                42                42
  Income Fund, Inc.


Subtotal                                  $50,741,000       $50,741,000         2,136,446         2,136,446

Unnamed holders of Convertible Notes
or any future transferees, pledgees,
  donees or successors of or from
  any such unnamed holders (3)  . . .    $179,259,000      $179,259,000         7,547,764         7,547,764
         Total                           $230,000,000      $230,000,000         9,684,210         9,684,210

__________________________

(1) Comprises the shares of Common Stock into which the Convertible Notes held by such Selling Securityholder are convertible at the initial conversion rate. The Conversion Rate and the number of shares of Common Stock issuable upon conversion of the Convertible Notes are subject to adjustment under certain circumstances. See "Description of Convertible Notes -- Conversion." Accordingly, the number of shares of Common Stock issuable upon conversion of the Convertible Notes may increase or decrease from time to time.

(2) Assumes conversion into Common Stock of the full amount of Convertible Notes held by the Selling Securityholder at the initial conversion rate and the offering of such shares by such Selling Securityholder pursuant to this Prospectus. The Conversion Rate and the number of shares of Common Stock issuable upon conversion of the Convertible Notes is subject to adjustment under certain circumstances. See "Description of Convertible Notes -- Conversion." Accordingly, the number of shares of Common Stock issuable upon conversion of the Convertible Notes may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the Convertible Notes; rather, cash will be paid in lieu of fractional shares, if any.

(3) No such holder may offer Convertible Notes pursuant to this Prospectus until such holder is included as a Selling Securityholder in a supplement to this Prospectus in accordance with the Registration Agreement (as defined).

(4) Assumes that the unnamed holders of Convertible Notes or any future transferees, pledgees, donees or successors of or from any such unnamed holder do not beneficially own any Common Stock other than the Common Stock issuable upon conversion of the Convertible Notes at the initial conversion rate.

         Because the Selling Securityholders may, pursuant to this Prospectus, offer all or some portion of the Convertible Notes and Common Stock they presently hold or, with respect to Common Stock, have the right to acquire upon conversion of such Convertible Notes, no estimate can be given as to the amount of the Convertible Notes and Common Stock that will be held by the Selling Securityholders upon termination of any such sales. In addition, the Selling Securityholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Convertible Notes and Common Stock since the date on which they provided the information





                                      25.

regarding their Convertible Notes and Common Stock, in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution."

         Only Selling Securityholders identified above who beneficially own the Convertible Notes and Common Stock set forth opposite each such Selling Securityholder's name in the foregoing table on the effective date of the Registration Statement may sell such Convertible Notes and Common Stock pursuant to this Prospectus. The Company may from time to time, in accordance with the Registration Agreement, include additional Selling Securityholders in supplements to this Prospectus.

         Other than as set forth in the table, none of the Selling Securityholders listed above had any material relationship with the Company other than as a result of ownership of the Convertible Notes, within the three-year period ending on the date of this Prospectus.

         The Company will pay the expenses of registering the Convertible Notes and Common Stock being sold hereunder.





                                      26.

                              PLAN OF DISTRIBUTION

         The Company will not receive any of the proceeds from this offering. The Selling Securityholders may sell all or a portion of the Convertible Notes and the Conversion Shares beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The Selling Securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the Selling Securityholders may from time to time offer the Convertible Notes or shares of Common Stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Securityholders and the purchasers of the Convertible Notes or Conversion Shares for whom they may act as agent. Each Selling Securityholder will be responsible for payment of commissions, concessions and discounts of underwriters, dealers or agents. The aggregate proceeds to the Selling Securityholders from the sale of the Convertible Notes or Conversion Shares offered by them hereby will be the purchase price of such Convertible Notes or Conversion Shares less discounts and commissions, if any.

         The Convertible Notes and the Conversion Shares offered hereby may be sold from time to time by the Selling Securityholders to purchasers directly by any of the Selling Securityholders acting as principal for its own account in one or more transactions at a fixed price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of such securities or by agreement between such holders and underwriters or dealers who may receive fees or commissions in connection therewith.

         The Company's outstanding Common Stock is listed for trading on the Nasdaq National Market. The Initial Purchasers may make a market in the Convertible Notes; however, they are not obligated to do so and any such market-making may be discontinued at any time without notice, in the sole discretion of the Initial Purchasers. The Company does not intend to apply for listing of the Convertible Notes on any securities exchange. Accordingly, no assurance can be given as to the development of any trading market that may develop for the Convertible Notes. See "Risk Factors -- Lack of Trading Market for the Convertible Notes; Volatility of Convertible Note and Common Stock Prices."

         In order to comply with the securities laws of certain states, if applicable, the Convertible Notes and Conversion Shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Convertible Notes and Conversion Shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

         The Selling Securityholders and any underwriters, dealers or agents that participate in the distribution of the Convertible Notes and Conversion Shares offered hereby may be deemed to be underwriters within the meaning of the Act, and any discounts, commissions or concessions received by them and any provided pursuant to the sale of shares by them might be deemed to be underwriting discounts and commissions under the Act.

         In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this Prospectus. There is no assurance that any Selling Securityholder will sell any or all of the Convertible Notes or Conversion Shares described herein, and any Selling Securityholder may transfer, devise or gift such securities by other means not described herein.

         The Convertible Notes were originally sold to the Initial Purchasers in January 1997 in a private placement. The Company agreed to indemnify and hold the Initial Purchasers harmless against certain liabilities which they may incur under the Securities Act, the Exchange Act or otherwise that could arise in connection with the offering of the Convertible Notes by the Initial Purchasers.

         The Company entered into a Registration Agreement with the Initial Purchasers for the benefit of holders of the Convertible Notes to register their Convertible Notes and Conversion Shares under applicable Federal and state securities laws under certain circumstances and at certain times. The Registration Agreement provides for cross-indemnification of the Selling Securityholders and the Company to the extent permitted by law, for losses, claims, damages, liabilities and expenses arising, under certain circumstances, out of any registration of the Convertible Notes and Conversion Shares.





                                      27.

         The Company will use its best efforts to cause the registration statement to which this prospectus relates to become effective as soon as practicable and to keep the registration statement effective for a period of three years from January 27, 1997 (the latest date of original issuance of the Convertible Notes), or until the registration statement is no longer required for transfer of the Convertible Notes or the Conversion Shares. The Company is permitted to suspend the use of this Prospectus in connection with the sales of Convertible Notes and the Conversion Shares by holders upon the happening of certain events or if there exists any fact that makes any statement of material fact made in this Prospectus untrue or that requires the making of additions to or changes in the prospectus in order to make the statements herein not misleading until such time as the Company advises the Selling Securityholders that use of the prospectus may be resumed. Expenses of preparing and filing the registration statement and all post-effective amendments will be borne by the Company. Such expenses are estimated to be $200,000.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following is a general discussion of certain United States federal income tax considerations relevant to holders of the Convertible Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to a particular investor's decision to purchase the Convertible Notes, and it is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, tax-exempt organizations and non-United States persons, may be subject to special rules. In addition, this discussion is limited to persons that purchase the Convertible Notes pursuant to this Prospectus and hold the Convertible Notes as a "capital asset" within the meaning of Section 1221 of the Code.

         ALL PROSPECTIVE PURCHASERS OF THE CONVERTIBLE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE CONVERTIBLE NOTES AND THE COMMON STOCK.

INTEREST INCOME

         A holder of a Convertible Note will generally be required to report as income for federal income tax purposes interest earned on the Convertible Note in accordance with the holder's method of tax accounting. A holder of a Convertible Note using the accrual method of accounting for tax purposes is required to include interest in ordinary income as such interest accrues, while a cash basis holder must include interest in income when payments are received (or made available for receipt).

CONVERSION OF CONVERTIBLE NOTES INTO COMMON STOCK

         In general, no gain or loss will be recognized for federal income tax purposes on a conversion of the Convertible Notes into shares of Common Stock. However, cash paid in lieu of a fractional share of Common Stock will likely result in taxable gain (or loss), which will be capital gain or loss, to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted basis of the Convertible Note allocable to such fractional share. The adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Convertible Note converted, reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash. The holding period of an investor in the Common Stock received on conversion will include the period during which the converted Convertible Notes were held.

         The conversion price of the Convertible Notes is subject to adjustment under certain circumstances. See "Description of Convertible Notes -- Conversion." Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the Convertible Notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's then current and/or accumulated earnings and profits, if and to the extent that certain adjustments in the conversion price that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of Common Stock) increase the proportionate interest of a holder of Convertible Notes in the fully diluted Common Stock, whether or not such holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion price of the Convertible Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Common Stock in the assets or earnings and profits of the Company, then such increase in the proportionate interest of the holders of the Common Stock





                                      28.

generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's then current and/or accumulated earnings.

MARKET DISCOUNT

         Investors acquiring Convertible Notes pursuant to this Prospectus should note that the resale of those Convertible Notes may be adversely affected by the market discount provisions of sections 1276 through 1278 of the Code. Under the market discount rules, if a holder of a Convertible Note purchases it at market discount (i.e., at a price below its stated redemption at maturity) in excess of a statutorily-defined de minimis amount and thereafter recognizes gain upon a disposition or retirement of the Convertible Note, then the lesser of the gain recognized or the portion of the market discount that accrued on a ratable basis (or, if elected, on a constant interest rate basis) generally will be treated as ordinary income at the time of the disposition. Moreover, any market discount on a Convertible Note may be taxable to an investor to the extent of appreciation at the time of certain otherwise non-taxable transactions (e.g., gifts). Any accrued market discount not previously taken into income prior to a conversion of a Convertible Note, however, should carry over to the Common Stock received on conversion and be treated as ordinary income upon a subsequent disposition of such Common Stock to the extent of any gain recognized on such disposition. In addition, absent an election to include market discount in income as it accrues, a holder of a market discount debt instrument may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such debt instrument until the holder disposes of the debt instrument in a taxable transaction.

SALE, EXCHANGE OR RETIREMENT OF CONVERTIBLE NOTES

         Each holder of Convertible Notes generally will recognize gain or loss upon the sale, exchange, redemption, repurchase, retirement or other disposition of those Convertible Notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder's adjusted tax basis in those Convertible Notes (including any market discount previously included in income by the holder). Each holder of Common Stock into which the Convertible Notes are converted, in general, will recognize gain or loss upon the sale, exchange, redemption or other disposition of the Common Stock measured under rules similar to those described in the preceding sentence for the Convertible Notes. Special rules may apply to redemptions of Common Stock which may result in different treatment. Any such gain or loss recognized on the sale, exchange, redemption, repurchase, retirement or other disposition of a Convertible Note or share of Common Stock should be capital gain or loss (except as discussed under "-- Market Discount" above), and would be long-term capital gain or loss if the Convertible Note or the Common Stock had been held for more than one year at the time of the sale or exchange. An investor's initial basis in a Convertible Note will be the cash price paid therefor.

BACK-UP WITHHOLDING

         A holder of Convertible Notes or Common Stock may be subject to "back-up withholding" at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the Convertible Notes. These back-up withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN furnished is the correct number and that the holder is not subject to back-up withholding. A holder who does not provide the Company with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the back-up withholding rules is creditable against the holder's federal income tax liability, provided the required information is furnished to the IRS. Back-up withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemption from back-up withholding is properly established.

         The Company will report to the holders of Convertible Notes and Common Stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.





                                      29.

                                 LEGAL MATTERS

         The validity of the issuance of the Convertible Notes and Conversion Shares offered hereby has been passed upon for the Company by Cooley Godward LLP, Palo Alto, California.

                                    EXPERTS

         The consolidated financial statements of the Company included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996, incorporated by reference in this Prospectus and elsewhere in the Registration Statement, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report dated April 25, 1996, except for Note 11 as to which the date is May 6, 1996, and are incorporated by reference herein in reliance upon the report of such firm, which report is given upon their authority as experts in accounting and auditing.





                                      30.

         No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to the date hereof.

                             ---------------------

                               TABLE OF CONTENTS

                                                                         Page
                                                                         ----
Available Information . . . . . . . . . . . . . . . . . . . . . . . . .    2

Incorporation of Certain Documents By Reference . . . . . . . . . . . .    2

The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3

Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    3

Ratio of Earnings To Fixed Charges  . . . . . . . . . . . . . . . . . .   10

Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10

Decription of Capital Stock . . . . . . . . . . . . . . . . . . . . . .   11

Description of Convertible Notes  . . . . . . . . . . . . . . . . . . .   13

Selling Securityholders . . . . . . . . . . . . . . . . . . . . . . . .   24

Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . .   27

Certain Federal Income Tax Consequences . . . . . . . . . . . . . . . .   28

Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30

Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30


                             ---------------------





                                      31.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Convertible Notes and Conversion Shares being registered. All the amounts shown are estimates except for the registration fee.

                 Registration fee . . . . . . . . . . . . . . . . . . . . .        $ 59,243
                 Printing and engraving expenses  . . . . . . . . . . . . .          30,000
                 Legal fees and expenses  . . . . . . . . . . . . . . . . .          50,000
                 Accounting fees and expenses . . . . . . . . . . . . . . .          15,000
                 Fees of Trustee  . . . . . . . . . . . . . . . . . . . . .           7,500
                 Miscellaneous  . . . . . . . . . . . . . . . . . . . . . .          38,257
                                                                                   --------
                         TOTAL  . . . . . . . . . . . . . . . . . . . . . .        $200,000
                                                                                   ========

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         The Registrant's Certificate of Incorporation and Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) require the Registrant to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of a corporation, and, with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate liability for breach of the director's duty of loyalty to the Registrant or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director derived an improper personal benefit or for any willful or negligent payment of any unlawful dividend or any unlawful stock purchase agreement or redemption.

         The Registrant has entered into agreements with its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its listed enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

         The Registrant has purchased an insurance policy covering the officers and directors of the Registrant with respect to certain liabilities arising under the Securities Act or otherwise.

ITEM 16.         EXHIBITS

         (a)     Exhibits.

      EXHIBIT
      NUMBER                              DESCRIPTION OF DOCUMENT
      ------                              -----------------------
       4.1(1)    Specimen Stock Certificate
       4.8(2)    Indenture dated as of January 15, 1996, between the Company and State Street Bank and Trust
                 Company of California, N.A.
       4.13      Form of Convertible Subordinated Note due 2004
       5.1       Opinion of Cooley Godward LLP
      10.27(3)   Registration Agreement dated January 15, 1997, among the Company, Salomon Brothers Inc,
                 Alex. Brown & Sons Incorporated, Hambrecht & Quist LLC and Robertson,
                 Stephens & Company LLC
      10.28(4)   Purchase Agreement dated January 15, 1997 among the Company, Salomon Brothers Inc,
                 Alex. Brown & Sons Incorporated, Hambrecht & Quist LLC and Robertson,
                 Stephens & Company LLC
      12.1       Computation of Ratio of Earnings to Fixed Charges.
      23.1       Consent of Coopers & Lybrand, L.L.P.
      23.2       Consent of Cooley Godward LLP.  Reference is made to Exhibit 5.1.
      24.1       Power of Attorney.  Reference is made to page II-4.
      25.1       Statement of Eligibility of Indenture Trustee on Form T-1.

_________________

         (1) Incorporated by reference from the Company's Registration Statement on Form S-1 (File No. 333-450), as amended.

         (2) Incorporated by reference from Exhibit 4.8 to the Company's Current Report on Form 8-K filed February 6, 1997, as amended.

         (3) Incorporated by reference from Exhibit 4.9 to the Company's Current Report on Form 8-K filed February 6, 1997, as amended.

         (4) Incorporated by reference from Exhibit 4.10 to the Company's Current Report on Form 8-K filed February 6, 1997, as amended.



ITEM 17.  UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 or Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that:

                 (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                 (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, County of Alameda, State of California, on the 31st day of March, 1997.

                                  HMT TECHNOLOGY CORPORATION


                                  By         /s/ Ronald L. Schauer
                                     -----------------------------------------
                                                 Ronald L. Schauer
                                        President and Chief Executive Officer
                                            (Principal Executive Officer)

                               POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ronald L. Schauer and Peter S. Norris, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capabilities and on the dates indicated.

                  SIGNATURE                                TITLE                                  DATE
                  ---------                                -----                                  ----
                                                                                             March 31, 1997
            /s/ Ronald L. Schauer           President, Chief Executive
-----------------------------------------      Officer and Director
              Ronald L. Schauer               (Principal Executive Officer)

             /s/ Peter S. Norris            Vice President, Finance, Chief Financial         March 31, 1997
-----------------------------------------      Officer, Treasurer and Assistant Secretary
               Peter S. Norris                (Principal Financial and
                                               Accounting Officer)

            /s/ Bruce C. Edwards            Director                                         March 31, 1997
-----------------------------------------
              Bruce C. Edwards

            /s/ Neil M. Garfinkel           Director                                         March 31, 1997
-----------------------------------------
              Neil M. Garfinkel

           /s/ Walter G. Kortschak          Director                                         March 31, 1997
-----------------------------------------
             Walter G. Kortschak


                                            Director                                         March __, 1997
-----------------------------------------
               Robert G. Teal

                               INDEX TO EXHIBITS

      EXHIBIT
      NUMBER                   DESCRIPTION OF DOCUMENT
      ------                   -----------------------
       4.1(1)    Specimen Stock Certificate.
       4.8(2)    Indenture dated as of January 15, 1996, between the Company and State Street Bank and Trust
                 Company of California, N.A.
       4.13      Form of Convertible Subordinated Note due 2004.
       5.1       Opinion of Cooley Godward LLP.
      10.27(3)   Registration Agreement dated January 15, 1997, among the Company, Salomon Brothers Inc,
                 Alex. Brown & Sons Incorporated,  Hambrecht & Quist LLC and Robertson,
                 Stephens & Company LLC.
      10.28(4)   Purchase Agreement dated January 15, 1997 among the Company, Salomon Brothers Inc,
                 Alex. Brown & Sons Incorporated, Hambrecht & Quist LLC and Robertson,
                 Stephens & Company LLC
      12.1       Computation of Ratio of Earnings to Fixed Charges.
      23.1       Consent of Coopers & Lybrand, L.L.P.
      23.2       Consent of Cooley Godward LLP.  Reference is made to Exhibit 5.1.
      24.1       Power of Attorney.  Reference is made to page II-4.
      25.1       Statement of Eligibility of Indenture Trustee on Form T-1.

_________________

         (1) Incorporated by reference from the Company's Registration Statement on Form S-1 (File No. 333-450), as amended.

         (2) Incorporated by reference from Exhibit 4.8 to the Company's Current Report on Form 8-K filed February 6, 1997, as amended.

         (3) Incorporated by reference from Exhibit 4.9 to the Company's Current Report on Form 8-K filed February 6, 1997, as amended.

         (4) Incorporated by reference from Exhibit 4.10 to the Company's Current Report on Form 8-K filed February 6, 1997, as amended.